TSX, NYSE - HBM 2026 No. 13

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Minerals Inc. Receives Approval for Normal Course Issuer Bid

Toronto, Ontario, May 28, 2026 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) announced today that the Toronto Stock Exchange (the "TSX") has approved its notice of intention to commence a normal course issuer bid ("NCIB") for its common shares ("Shares"). The NCIB will be made in accordance with the requirements of the Toronto Stock Exchange and applicable securities laws.

Pursuant to the NCIB, Hudbay is authorized to acquire up to a maximum of 19,863,997 Shares, representing 5% of its issued and outstanding Shares as of May 21, 2026, for cancellation over a 12-month period. The actual number of Shares which may be purchased by Hudbay pursuant to the NCIB and the timing of such purchases will be determined by management of the Company and remains subject to a number of factors, including market conditions, share price, available cash resources and other opportunities to invest capital for growth. There cannot be any assurance as to how many Shares, if any, will ultimately be purchased pursuant to the NCIB.

Purchases will be made on the open market through the facilities of the TSX, NYSE, and/or other alternative Canadian trading systems and in accordance with applicable regulatory requirements at a price per Share equal to the market at the time of acquisition.

The number of Shares that can be purchased pursuant to the NCIB is subject to a daily maximum of 469,604 Shares (which is equal to 25% of 1,878,417 Shares, being the average daily trading volume of the Shares on the TSX during the six months ended April 30, 2026), in each case subject to Hudbay's ability to make one block purchase of Shares per calendar week that exceeds such limits.

Hudbay may begin to purchase Shares on June 1, 2026 and the NCIB will terminate on May 31, 2027 or at such earlier time as Hudbay completes its purchases pursuant to the NCIB or provides notice of termination. Any Shares purchased under the NCIB will be cancelled upon their purchase. Hudbay intends to fund such purchases from its cash flow from operations.

Hudbay most recently commenced a normal course issuer bid on May 30, 2025 (the "2025 NCIB"). The 2025 NCIB, which permitted the purchase of up to 19,751,983 Shares, expires on May 29, 2026. No Shares have been purchased under the 2025 NCIB.

Hudbay has elected to renew its NCIB because it believes that, from time to time, the market price of the Shares may not fully reflect the underlying value of Hudbay's business and future prospects. Hudbay believes that, at such times, the repurchase of the Shares for cancellation may constitute a desirable use of capital and would be in the best interests of shareholders. Any subsequent renewals of the NCIB will be in Hudbay's discretion and subject to further TSX approval.

TSX, NYSE - HBM 2026 No. 13

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Cactus project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Senior Vice President, Capital Markets & Corporate Affairs

(416) 362-8181

investor.relations@hudbay.com